                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1996

                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
  of the United Technologies Corporation
  Represented Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Represented Employee Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1997

             UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
            Statement of Net Assets Available for Benefits With Fund Information
                                     December 31, 1996
                         (Thousands of Dollars, except unit value)

                                                             UTC                                  Funds
                                  Income        Equity      Stock        Global        Loan      Combined
                                   Fund          Fund        Fund         Fund         Fund
Assets:
 Investments:
Beneficial interests in
  contracts issued by insurance
  companies, at cost plus accrued
  interest                          $413,873   $       -   $       -   $       -   $        -   $413,873
Beneficial interests in Bankers
  Trust Company Pyramid Fixed
  Income Index Fund, at market             -           -           -       2,686            -      2,686
Beneficial interests in Bankers
  Trust Company Pyramid Equity
  Index Fund, at market                    -     121,763           -       3,135            -    124,898
Beneficial interests in Bankers
  Trust Company Pyramid
  International Securities Index
  Fund, at market                          -           -           -       3,558            -      3,558
United Technologies Corporation
  Common Stock, at market                  -           -      28,987           -            -     28,987
Participant loans, at cost                 -           -           -           -       11,411     11,411
Temporary investments, at cost
  plus accrued interest                   17           -           3           -            -         20
Total Investments                    413,890     121,763      28,990       9,379       11,411    585,433

Contributions and fund and plan
  transfers receivable                 1,013         276         137          42           77      1,545
Total Assets                         414,903     122,039      29,127       9,421       11,488    586,978


Liabilities:
 Contributions and fund and plan
  transfers payable                        -          73           7          38            2        120
 Loans payable, net                      (75)        (76)         41         (14)          27        (97)
Total Liabilities                        (75)         (3)         48          24           29         23

Net Assets Available for
Benefits                            $414,978    $122,042     $29,079      $9,397      $11,459   $586,955

Units of participation            72,672,216   7,746,597   2,684,290   4,546,961   11,459,000



Unit value                           $  5.71     $ 15.75   $   10.83      $ 2.07      $  1.00



The accompanying notes are an integral part of these financial statements.

             UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
            Statement of Net Assets Available for Benefits With Fund Information
                                     December 31, 1995
                         (Thousands of Dollars, except unit value)

                                                           UTC                                    Funds
                                  Income      Equity      Stock         Global        Loan      Combined
                                   Fund        Fund        Fund          Fund         Fund
Assets:
 Investments:
Beneficial interests in
  contracts issued by insurance
  companies, at cost plus accrued   $402,960   $       -    $      -   $       -    $       -   $402,960
  interest
Beneficial interests in Bankers
  Trust Company Pyramid Fixed
  Income Index Fund, at market             -           -           -       1,826            -      1,826
Beneficial interests in Bankers
  Trust Company Pyramid Equity
  Index Fund, at market                    -      88,928           -       2,301            -     91,229
Beneficial interests in Bankers
  Trust Company Pyramid
  International Securities Index
  Fund, at market                          -           -           -       2,123            -      2,123
United Technologies Corporation
  Common Stock, at market                  -           -      13,332           -            -     13,332
Participant loans, at cost                 -           -           -           -       10,646     10,646
Temporary investments, at cost
  plus accrued interest                   17           2         322           -            -        341
Total Investments                    402,977      88,930      13,654       6,250       10,646    522,457

Contributions and fund and plan
  transfers receivable                    79         406         317           8           65        875
Total Assets                         403,056      89,336      13,971       6,258       10,711    523,332


Liabilities:
 Contributions and fund and plan
  transfers payable                      700           4           4           -            -        708
 Loans payable, net                      123           5          44          (2)          (5)       165
 Accrued investment purchases              -           -           -          62            -         62
Total Liabilities                        823           9          48          60           (5)       935

Net Assets Available for
  Benefits                          $402,233     $89,327     $13,923      $6,198      $10,716   $522,397

Units of participation            75,766,838   6,984,569   1,826,448   3,331,361   10,716,000



Unit value                        $     5.31   $   12.79   $    7.62      $ 1.86     $   1.00



The accompanying notes are an integral part of these financial statements.

             UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
      Statement of Changes in Net Assets Available for Benefits With Fund Information
                               Period Ended December 31, 1996
                                   (Thousands of Dollars)

                                                              UTC                                Funds
                                    Income      Equity       Stock       Global       Loan      Combined
                                     Fund        Fund         Fund        Fund        Fund

Additions to net assets
 attributed to:
Investment Income:
 Net appreciation in fair value
  of investments                   $       -   $  22,025   $   6,402   $     889   $        -   $ 29,316
 Interest                             29,605           1          19           -          863     30,488
 Dividends                                 -           -         387           -            -        387
  Total Investment Income             29,605      22,026       6,808         889          863     60,191

Contributions:
 Participants'                        23,934       6,634       1,676         950            -     33,194
 Employer's                            7,473       1,637         418         275            -      9,803
   Total Contributions                31,407       8,271       2,094       1,225            -     42,997

Repayments on loans                    3,560       1,011         273         150       (4,994)         -

Deductions from net assets
  attributed to:

Distributions to participants         29,531       6,069       1,396         391        1,269     38,656
Loans to participants                  4,297       1,249         481         125       (6,152)         -
  Total  Deductions                   33,828       7,318       1,877         516       (4,883)    38,656

Inter-fund and inter-plan
  transfers                          (17,999)      8,725       7,858       1,451           (9)        26

Net Increase                          12,745      32,715      15,156       3,199          743     64,558

Net Assets Available for
  Benefits December 31, 1995         402,233      89,327      13,923       6,198       10,716    522,397

Net Assets Available for
  Benefits December 31, 1996        $414,978    $122,042    $ 29,079    $  9,397    $  11,459   $586,955


The accompanying notes are an integral part of these financial statements.




                   UNITED TECHNOLOGIES CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation (UTC) Represented Employee Savings Plan (the Plan) is a defined contribution savings plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Union represented employees of UTC, covered by collective bargaining agreements that provide for Plan participation, are eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the plan document which is available from UTC.

Contributions and Vesting. All participants may elect, through payroll deductions, to make tax deferred contributions of between $2 per week and the maximum amount permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make after-tax contributions. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The employer will match 50 percent of the participant's contributions, up to specified limits. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Certain participants may also make limited tax-deferred or after-tax contributions to an individual medical account (IMA) or tax-deferred contributions for cost of living adjustment (COLA), where permitted. The employer will match 75 percent of the participant's IMA contribution. All contributions to an IMA will be invested 100 percent in the Income Fund and may not be withdrawn until retirement or termination.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the period ended December 31, 1996, approximately $ 6,200 of forfeitures were used to fund UTC's contributions.

Investment Options. Participants may elect to allocate the contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage.

 . The Income Fund is invested in contracts issued by five insurance companies.

 . The Equity Fund is principally invested in the BT Pyramid Equity Index Fund, which is a commingled trust fund managed by Bankers Trust Company (BT), the Trustee, and includes a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks.

 . The UTC Stock Fund consists principally of 437,548 and 281,036 shares of UTC
  Common Stock at December 31, 1996 and 1995, respectively. Share amounts reflect the 2 for 1 stock split effective December 10, 1996.

 . The Global Fund is invested in almost equal proportions in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index

  Fund invests in four other international index funds managed by the Trustee. The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments.

Participant Loans Receivable. Certain participants with at least two years of plan participation are allowed to borrow up to 50 percent of their vested account balances excluding IMA and COLA. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to terminating participants. Participants terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Stock Fund may be paid in shares of UTC Common Stock instead of cash. Distributions in common stock for the period ended December 31, 1996 were approximately $ 56,000.

Other. Participants who transfer to a new UTC location with a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The unit value of each fund is determined at each month end by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the plans' unit values. Distributions to participants reduce the number of participation units held by the plans.

Investment Valuation. Except for the Income Fund, the Plan's investments are stated at fair value. The fair value of the Equity Fund, the UTC Stock Fund, and the Global Fund is determined by the Trustee by reference to published market data. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals.

Plan Expenses. Plan expenses are payable out of Plan assets, unless paid by the employer. The expenses for the 1996 plan year were paid by the employer.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period.  Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies.  This rate,
which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company.  The weighted average rates for 1996 and 1995 were 7.5% and
7.25%, respectively.  The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)             December 31, December 31,
                                   1996         1995
CIGNA                              $ 1,512,307  $  1,566,944
Aetna                                  457,815       494,944
Travelers                              388,845       432,342
Prudential                             236,966       219,677
Metropolitan Life                      782,764       587,847
                                   $ 3,378,697  $  3,301,754

Amount of the contracts allocable  $   413,873  $    402,960
to the Plan

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to Form 5500:

                                                     December 31,
(Thousands of Dollars)                              1996        1995
                                              <
Net assets available for benefits             c
  per the financial statements                 $ 586,955     $ 522,397
Amounts allocated to participant
  withdrawals                                     (5,348)       (4,348)
Net assets available for benefits
  per Form 5500                                $ 581,607     $ 518,049



                                                  Year Ended December
                                                  31, 1996
Benefits paid to participants per the
  financial statements                                    $    38,656
Add: Amounts allocated to participant
  withdrawals at December 31, 1996                              5,348
Less: Amounts allocated to participant
  withdrawals at December 31, 1995                             (4,348)

Benefits paid to participants per Form
  5500                                                    $    39,656

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated February 8, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


NOTE 7 - SUBSEQUENT EVENT

Effective January 1, 1997, Fidelity Institutional Retirement Services Company assumed the participant account recordkeeping responsibilities from Bankers Trust.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated: June 26, 1997      By:   /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human Resources Systems
                            United Technologies Corporation

                                                            Exhibit 23






                  CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-26580) of United Technologies Corporation of our report dated June 26, 1997 appearing in the United Technologies Corporation Represented Employee Savings Plan's Annual Report on Form 11-K for the year ended December 31, 1996.



PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1997